ENDEAVOUR SILVER CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of Common shares (“Common Shares”) of Endeavour Silver Corp. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at 10:00 a.m. (Vancouver time) on Wednesday, May 23, 2012 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

All dollar ($) amounts stated in this Information Circular refer to United States dollars, unless Canadian dollars (Cdn.$) are indicated. The noon rate of exchange on April 18, 2012 as reported by the Bank of Canada, for the conversion of U.S.$1.00 into Canadian dollars was Cdn.$0.9902 (Cdn$1.00 equals U.S.$1.0099) .

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 1:00 p.m. (Toronto time) on May 18, 2012 or, if the Meeting is adjourned, by 1:00 p.m. (Toronto time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Investor Services Inc. as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocation of Proxies

A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is

(a)

received at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b)	provided to the chair of the meeting, at the meeting of shareholders, before any vote in respect of which the proxy is to be used shall have been taken.

or in any other manner provided by law.

Non-Registered Holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any instructions, the proxy agent named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares without par value of the Company (“Common Shares”) carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors of the Company (the “Board of Directors” or “Board”) has fixed April 18, 2012 (the “Record Date”) as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice of and to vote at the Meeting. As of the Record Date, 88,041,018 Common Shares were issued and outstanding as fully paid and non-assessable. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours for a period of 10 days prior to the Meeting, at the office of Computershare Investor Services Inc. at 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

To the knowledge of the directors or executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares as at the Record Date.

VOTES NECESSARY TO PASS RESOLUTIONS

The Company’s articles provide that a quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Proxy Form intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors of the Company.

ELECTION OF DIRECTORS

At the Meeting, shareholders will be asked to fix the number of directors at six and to elect six directors. The number of directors of the Company is currently fixed at seven. Leonard Harris, a current director of the Company, will not stand for re-election at the Meeting. The persons named below are the six nominees of management for election as directors. Each director elected will hold office until the next annual general meeting or until his successor is elected or appointed. It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by him; his present principal occupation, business or employment; the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date.

			Common
			Shares
			beneficially
Name, place of residence and	Present principal occupation,	Period served	owned or
position with the Company	business or employment	as director	controlled

RICARDO M. CAMPOY(1)(2) New York, U.S.A. Director	Co-founder of Minerals Capital & Advisory LLC, a member firm of Denver-based merchant bank HeadwatersMB, Corporate Director	Since July 9, 2010	Nil

BRADFORD J. COOKE British Columbia, Canada Director, Chairman and CEO	Chairman and CEO of the Company; CEO of Canarc Resource Corp. (mining company)	Since July 25, 2002	1,267,837

GEOFFREY A. HANDLEY(1)(2)(3) New South Wales, Australia Director	Corporate Director	Since June 14, 2006	Nil

REX J. MCLENNAN(1) Alberta, Canada Director	Chief Financial Officer of Viterra Inc. (agribusiness company)	Since June 12 2007	Nil

MARIO D. SZOTLENDER(1)(2)(3) Caracas, Venezuela Director	Corporate Director	Since July 25, 2002	170,100

GODFREY J. WALTON British Columbia, Canada Director, President and COO	President and COO of the Company	Since July 25, 2002	164,189

_______________________________

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Ricardo Campoy, a director of the Company, was a director of Century Mining Corporation (“Century”) when he was subject to a management cease trade order (the “MCTO”) issued by the British Columbia Securities Commission (“BCSC”) on March 20, 2008. The BCSC had issued a cease trade order on March 14, 2008 with respect to the shares of Century based on inadequacies in a National Instrument 43-101 technical report filed by Century and in Century’s financial reports for the third quarter of 2007. On March 20, 2008, the BCSC revoked the cease trade order and imposed instead the MCTO in order to give Century time to comply with the issues cited in the cease trade order. All of those issues were resolved upon Century’s filing of required technical reports and third quarter 2007 financial disclosures. The MCTO remained in place until the filing of Century’s audited annual financial statements and management’s discussion & analysis for its 2007 financial year and was eventually revoked on July 18, 2008.

Mario Szotlender, a director of the Company, was a director of Focus Ventures Ltd. (“Focus”) that was the subject of a cease trade order for a period of more than 30 consecutive days from each of BCSC and the Alberta Securities Commission. The cease trade orders were issued on April 28, 2004 as a result of Focus’ failure to file its annual financial statements within the prescribed deadline and, upon Focus’ filing of the outstanding documents, such orders were revoked on June 2, 2004 and June 11, 2004, respectively. Also in the past 10 years, the United States Securities and Exchange Commission (“SEC”) revoked Focus’ registration under Section 12(g) of the United States Securities Exchange Act of 1934 for failure to keep its filings with the SEC up-to-date. Upon receipt of the SEC’s notice of the proposed revocation, Focus filed a settlement agreement with the SEC consenting to the revocation as the company was dormant.

CORPORATE GOVERNANCE DISCLOSURE

The Canadian Securities Administrators have adopted National Instrument 58-101 on “Disclosure of Corporate Governance Practices” (“NI 58-101”) which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set out in Appendix A to this Information Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	the Company’s Chief Executive Officer (“CEO”);

(b)	the Company’s Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company’s most recently completed financial year whose total compensation was, individually, more than Cdn.$150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the Company’s financial year ended December 31, 2011, the Named Executive Officers of the Company were Bradford J. Cooke (CEO), Daniel Dickson (CFO), Godfrey Walton (Chief Operating Officer (“COO”)), David Howe (Vice President Operations, Mexico (“VP Mexico Operations”) and Barry Devlin (Vice President, Exploration (“VP Exploration”)).

Compensation Discussion and Analysis

General

The Company’s executive compensation program is overseen by the Compensation Committee of the Board of Directors. In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

The Company’s executive compensation program is based on a pay-for-performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by Canadian mining companies with comparable revenues to that of the Company (see “Base Salary”), thereby enabling the Company to compete for and retain executives critical to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders.

Compensation for each of the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

No Named Executive Officer or director has purchased any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

There were no identified risks arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Base Salary

The Compensation Committee approves ranges for base salaries for senior management of the Company based on review of a market salary survey prepared by Coopers Consulting Ltd. and PricewaterhouseCoopers entitled “2011 Mining Industry Salary Surveys”. The reports contain data provided for 139 North America based mining companies.

The assessment was completed comparing the Company’s management salaries with that of all Canadian mining companies, mining companies with between 300 and less than 1,000 employees, and companies with revenues from $100 million to $300 million. These three categories are relevant to the Company’s business and industry size. The Company’s management salaries placed between the 1st quartile and the median salary range in all of the three categories. The level of base salary for each management employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company. The Committee prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.

Short Term Incentive Plan

The Compensation Committee annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management. The Short Term Incentive Plan (“STIP”) is designed to reward for results and provides for annual cash awards based on corporate and operational results when measured against predetermined objectives and performance measures. The bonus also includes an individual performance factor which allows the Company to effectively recognize and reward those individuals providing an extraordinary contribution to the Company during the year. The objectives of the STIP are to align the individual contribution with company objectives, communicate key objectives which are most highly valued and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

The STIP is based on a formula which includes:
     1.    Target Eligible Bonus
     2.    Corporate and Department Percent Target Award Levels
     3.    Individual Performance Factor

The award formula is as follows:

Award = Target Eligible Bonus x Percent Target Award Levels x Individual Performance Factor
Percent Target Award Levels = (Weighting Factors x Achievement Level Factors)

The Corporate and Department Percent Target Award Levels include stretch factors for exceeding key targets by greater than 10% , allowing the weighting to double. In 2011, management exceeded in growing silver equivalent resources resulting in an increase from 10% to 20% weighting and cash costs exceeded expectations by greater than 10% resulting in an increase from 5% to 10% weighting. The STIP allows the Compensation Committee to identify any unforeseen matters or specific accomplishments and include a factor up to 50% weighting. The Committee assessed an additional achievement of 13% for attaining additional capacity of the Guanajuato facilities and performing with industry-wide labour challenges.

Each of the CEO, CFO and COO have a target eligible bonus of 70% of their base salary and the VP Exploration and VP Mexico Operations have a target eligible bonus of 50% of their base salary. In 2011, the Executive team received Individual Performance Factors of 100%.

In 2011, the Percent Target Award Levels were based on combined corporate and department goals for the Company with weighting as follows:

Department Goals	Weighting	Target	Achievement
Production	10%	Produce 3.7 million silver ounces	10%
Development	10%	Replace silver equivalent reserves	10%
Exploration	12.5%	Grow silver equivalent resources 10%	20%
Exploration –New Project	7.5%	10 million silver equivalent ounces	0%
Costs per tonne(1)	5%	$78 consolidated cost per tonne	2%
Cash Costs(1)	5%	$5.70 cash operating cost per ounce	10%
New Acquisitions	15%	Execute agreements on one major acquisition and two minor acquisitions	5%
Capital Program Implementation	7.5%	Remain within the approved $36.0 million budget on specified projects	7.5%
Safety	5%	Improve mine lost time accidents from prior year	2.5%
Environmental	5%	Remain clean industry	5%
SOX Compliance	5%	No material weaknesses	5%
Shareholder value	2.5%	Share performance to peer group	2.5%
Meet public guidance	10%	Meet public guidance	10%
Other corporate goals	-	Additional capacity/Labour challenges	13%
Total	100%		100%

(1)

Cash cost per oz and Cost per tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but they do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The cash cost per oz and direct cost per tonne are provided to investors and used by management as a measure of the Company’s operating performance.

Option-based Awards

The Compensation Committee oversees the administration of the Employee Incentive Stock Option Plan of the Company (the “Stock Option Plan”). The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers stock option grants when reviewing executive officer compensation packages as a whole.

Management evaluates the Company’s performance based on the corporate goals established and vetted by the Compensation Committee and approved by the Board of Directors. The option distribution is recommended by senior management to the members of the Compensation Committee who decide whether they agree with management’s recommendations and who, once satisfied, provide their recommendation to the Board of Directors. The amount of options recommended for each individual is based upon seniority, responsibilities of the job position and the performance of the Company. The Compensation Committee’s recommendation to the Board of Directors includes the number of options to be granted to independent directors and these options are typically issued once a year.

Option awards are not currently done based on comparisons to peers, although the Company believes that its option awards are below the average industry monetary value for options granted to peers.

The Stock Option Plan presently includes the following provisions:

  The Stock Option Plan provides for the issuance of options to directors, executive officers employees, and consultants of the Company and its subsidiaries to purchase Common Shares of the Company. Options are issued at the discretion of a committee of the Company’s Board of Directors (the “Committee”), which is presently the Compensation Committee.
  The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan is 7.5% of the issued and outstanding Common Shares at any time and from time to time.
  The number of Common Shares reserved for issuance to insiders pursuant to options granted under the Stock Option Plan and issuable to insiders under any security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares at any time (unless disinterested shareholder approval has been obtained).
  The issuance to insiders of the Company, within any 12-month period, of Common Shares pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares (unless disinterested shareholder approval has been obtained).
  The number of Common Shares under option at any specific time to any one optionee may not exceed 5% of the issued and outstanding number of Common Shares (determined at the date the option was granted) in any 12-month period (unless disinterested shareholder approval has been received).
  The exercise per Common Share that may be purchased upon the exercise of an option will not be lower than the “Market Price” of the Common Shares which, under the Stock Option Plan, is the last closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) before the date of the option granted.
  An optionee may, if allowed under TSX policies and if determined by the Board of Directors of the Company, have a share appreciation right (the “Right”) when entitled to exercise an option. The Right may be exercised to terminate the option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the option, to receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the option exercise price. The Right will not exist until the Board of Directors of the Company formally approves the activation of the Right.

  Options granted may have a vesting period as required by the Board of Directors on a case-by-case basis.
  Options may be granted for a term not exceeding ten years.
  An option granted to a person who is a director, employee, consultant or executive officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. The Committee may, however, also set termination periods as it deems appropriate, subject to all applicable laws and TSX policies. Any option or portions of options of terminated individuals not so exercised will terminate and will again be available for future options under the Plan. A change of employment will not be considered a termination so long as the optionee continues to be employed by the Company or its subsidiaries.
  An option may not be assigned or transferred. During the lifetime of an optionee, the option may be exercised only by the optionee.
  In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee’s personal representatives, heir or legatees until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death (notwithstanding the normal expiry date of the option).
  The Board of Directors of the Company may alter, suspend or discontinue the Stock Option Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board of Directors, subject to obtaining shareholder approval for any increase in the aggregate number of Common Shares subject to options under the Stock Option Plan and disinterested shareholder approval for any reduction in the exercise price of an option held by an insider of the Company.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Plan.

The Stock Option Plan was amended on June 2, 2009 at the Company’s 2009 annual general meeting wherein the shareholders of the Company approved Amendment No. 1 to, among other things, convert the Stock Option Plan from a “fixed number plan” into a “rolling 10% plan”.

On April 23, 2012, the Board of Directors approved an amendment to the Stock Option Plan (“Amendment No.2”) to decrease the maximum number of Common Shares that may be issuable thereunder from 10% to 7.5% of the total number of Common Shares that may be issued and outstanding at any time and from time to time.

The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer’s shareholders every three years after the date of initial shareholder approval of the compensation arrangement. Accordingly, at the Meeting, shareholders will be asked to reconfirm the Company’s Stock Option Plan (as amended by Amendment No.2) by approving the unallocated options that may be grantable thereunder. See “Particulars of Other Matters to be Acted Upon –Reconfirmation of Stock Option Plan”.

The Company’s philosophy regarding stock options is that they are a vital means of attracting and retaining top talent to the Company’s growing management group, especially given how competitive the mining industry has become. Management's job is to deliver growth of value on a per share basis, and Management is equally sensitive to the dilution of the Company’s share capital. Thanks to the Company’s success at delivering shareholder value, the Common Shares now trade at significantly higher prices and with much more liquidity than the last time shareholders voted on the Stock Option Plan. Management and the Board are therefore of the opinion that renewing the Stock Option Plan as a “rolling 7.5%” plan is appropriate and consistent with the Company’s focus on creating shareholder value. Accordingly, shareholders are strongly urged to support management and vote in favour of renewing the Stock Option Plan (as amended by Amendment No.2).

As at the date hereof, the total number of Common Shares issuable under outstanding options granted under the Stock Option Plan is 3,676,800, representing 4.18% of the issued and outstanding Common Shares of the Company. Assuming that the Stock Option Plan is renewed by the shareholders, a total of 2,926,276 additional Common Shares (representing approximately 3.32% of the issued and outstanding Common Shares) will be available for future options to be granted under the Stock Option Plan (as amended by Amendment No.2).

Stock Bonus Plan

The Company has a Stock Bonus Plan, the purpose of which is to advance the interests of the Company by providing an incentive to, and encouraging equity participation in the Company by, selected directors, executive officers and employees of the Company or subsidiaries of the Company through the grant of common shares without par value in the Company. The Compensation Committee oversees the administration of the Stock Bonus Plan.

Bonus Common Shares may be issued under the Stock Bonus Plan to any eligible director, officer or employee of the Company or its subsidiaries who has rendered meritorious services that contributed to the success of the Company or any of its subsidiaries. Grants of bonus Common Shares will be on terms that the Compensation Committee may determine, within the limitations of the Stock Bonus Plan and subject to the rules and policies of applicable regulatory authorities, including the payment of no cash consideration for the bonus Common Shares. A maximum of 250,000 Common Shares is issuable under the Stock Bonus Plan in each calendar year. Any Common Shares up to such maximum number that are not issued under the Stock Bonus Plan in any calendar year may not be carried forward for issuance in subsequent calendar years.

Issuances of bonus Common Shares may also not result in the following limitations being exceeded without the Company obtaining disinterested shareholder approval:

(a)

the number of Common Shares issued under the Stock Bonus Plan to insiders of the Company and reserved for issuance to insiders pursuant to the Stock Bonus Plan or any other security based compensation arrangement of the Company exceeding 10% of the issued and outstanding Common Shares at the time of issuance of the bonus Common Shares; and

(b)

the issuance to insiders, within a 12-month period, of Common Shares under the Stock Bonus Plan and any other security based compensation arrangement of the Company exceeding 10% of the issued and outstanding Common Shares.

During the financial year ended December 31, 2011, the Company issued to its employees under the Stock Bonus Plan a total of 3,600 Common Shares (representing approximately <0.001% of the current issued and outstanding Common Shares), of which none were issued to Named Executive Officers.

The Stock Bonus Plan was first approved by the shareholders on June 2, 2009. The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Bonus Plan) be re-approved by an issuer’s shareholders every three years after the date of initial shareholder approval of the compensation arrangement. Accordingly, at the Meeting, shareholders will be asked to reconfirm the Company’s Stock Bonus Plan by approving the unallocated shares that may be issuable thereunder. See "Particulars of Other Matters to be Acted Upon - Reconfirmation of Stock Bonus Plan".

Compensation Governance

The Company has established a Compensation Committee that is currently comprised of four independent directors, Leonard Harris (Chair), Geoffrey Handley, Ricardo Campoy and Mario Szotlender (as Leonard Harris will not stand for re-election as a director, it is anticipated that Geoffrey Handley will assume the role of Chair of the Compensation Committee after the Meeting). Messrs. Harris, Handley, Campoy and Szotlender have human resource and compensation experience relevant to oversee and advise on the Company’s executive compensation practices.

The Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. The members have either in the past served or currently serve on compensation committees of other public mining companies.

The Compensation Committee’s responsibilities, powers and operation are described in Appendix A - “Corporate Governance Disclosure” under the subheading, “Compensation”.

At no time since the completion of the Company’s financial year ended December 31, 2011, did the Company retain a compensation consultant or advisor to assist the Board of Directors or the Compensation Committee in determining compensation for any of the Company’s directors or executive officers. The Company anticipate retaining an external advisor to assist with future compensation assessments.

Performance Graph

The following graph compares the total cumulative shareholder return for Cdn.$100 invested in Common Shares of the Company for the period from January 1, 2007 at the opening of trading to December 31, 2011 with the cumulative total return of the S&P/TSX Composite Index.

	Jan. 1/07 (Cdn.$)	Dec. 31/07 (Cdn.$)	Dec. 31/08 (Cdn.$)	Dec. 31/09 (Cdn.$)	Dec. 31/10 (Cdn.$)	Dec. 31/11 (Cdn.$)
Endeavour Silver Corp.	$100.00	$83.89	$27.37	$84.55	$161.15	$218.32
S&P-TSX Composite Index	$100.00	$109.83	$73.58	$99.38	$116.87	$106.69

The trend shown by this graph does not reflect the trend in the Company’s compensation to executive officers for 2007 and 2008. During this period, the executive compensation was increasing as the Company was maturing and experiencing growth while the shareholder return was declining due to unprecedented disruptions in the credit and financial markets. The trend shown by this graph does reflect the trend in the Company’s executive compensation for 2009 through 2011. During this period, the prices of precious metals rose significantly, resulting in an increased demand throughout the industry for experienced management. The consequence of the increased demand for experienced management has been higher labour costs in the industry and the Company’s executive compensation is designed to retain experienced management by basing salaries upon industry salary surveys. The share price of exploration companies and precious metal producers fluctuate with changes in commodity prices and at no time during the period shown in the graph was compensation intended to reflect share price.

Summary Compensation Table

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates in respect of each of the Company’s three financial years ended December 31, 2010 by the Named Executive Officers.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans(2)	Long- term incentive plans
BRADFORD COOKE CEO	2011 2010 2009	439,697(3)(4) 314,610(3)(4) 299,140(3)(4)	Nil Nil 93,928(5)	729,385 292,840 501,078	275,566(6) 259,549(6) 134,050 (6)	Nil Nil Nil	Nil Nil Nil	(9) (9) (9)	1,444,648 866,999 1,028,196
DANIEL DICKSON CFO	2011 2010 2009	261,553(3) 205,557(3) 156,756(3)	Nil Nil Nil	583,508 234,272 274,792	169,579(6) 173,033(6) 71,087(6)	Nil Nil Nil	Nil Nil Nil	(9) (9) (9)	1,014,640 612,862 502,635
GODFREY WALTON COO	2011 2010 2009	411,351(3) (7) 315,865(3) (7) 251,888(3)(7)	Nil Nil Nil	729,385 273,317 501,078	244,275(6) 249,167(6) 106,631(6)	Nil Nil Nil	Nil Nil Nil	(9) (9) (9)	1,385,011 838,349 859,597
DAVID HOWE VP Mexico Operations	2011 2010 2009	345,000(8) 230,000(8) 200,000(8)	Nil Nil 35,311(5)	534,883 234,272 274,792	150,000 164,019 65,910	Nil Nil Nil	Nil Nil Nil	(9) (9) 27,436(10)	1,029,883 628,291 603,449
BARRY DEVLIN VP Exploration	2011 2010 2009	225,969 188,308 160,000	Nil Nil 18,786(5)	486,257 234,272 274,792	108,000 128,363 51,789	Nil Nil Nil	Nil Nil Nil	(9) (9) (9)	820,226 550,943 505,367
______________________________________
(1)

The grant date fair value for the options was calculated using the Black Scholes Model. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

(2)	Comprised of performance bonuses earned during the indicated year, but paid subsequent to the year end.
(3)	Amount paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$1.01196 for 2011, Cdn.$1.00=U.S.$0.971 for 2010, and Cdn.$1.00=U.S.$0.8803 for 2009.
(4)	Includes amounts received by Mr. Cooke relating to his director role of $25,299 for 2011, $23,304 for 2010, and $21,127 for 2009.
(5)

The amounts consist of the fair value of share bonuses issued under the Company’s Stock Bonus Plan calculated based on the market value of the shares on the date of grant at the exchange rate in effect on the date of grant. For Messrs. Cooke and Devlin, 25,000 Common Shares and 5,000 Common Shares were issued respectively with a market value of Cdn.$3.98 per share and an exchange rate of Cdn.$1.00=U.S.$0.944 and, for Mr. Howe, 20,000 Common Shares were issued with a market value of Cdn$1.99 per share and an exchange rate of Cdn.$1.00=U.S.$0.8872.

(6)

Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rate at the time the award was submitted to the Compensation Committee for approval of Cdn.$1.00=U.S.$1.0094 for 2011, Cdn.$1.00=U.S.$1.011 for 2010 and Cdn.$1.00=U.S.$0.9883 for 2009.

(7)	Includes amounts received by Mr. Walton relating to his director role of $25,299 for 2011, $23,304 for 2010 and $21,127 for 2009.
(8)

Amount paid in a combination of both Mexican Pesos and U.S.$. The payments made in Mexican Pesos were translated at the yearly average exchange rate of1 Peso=U.S.$0.08085 for 2011, 1 Peso=U.S.$0.07924 for 2010 and 1 Peso=U.S.$0.0743 for 2009.

(9)

Perquisites (including property or other personal benefits provided to an NEO that are not generally available to all employees) did not exceed either $50,000 or 10% of the NEO’s total salary for the financial year.

(10)	Comprised of housing allowance and personal travel expenses.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information on share-based and option-based awards to Named Executive Officers that were outstanding as at December 31, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the- money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
BRADFORD COOKE	150,000(3)	1.83	June 22, 2014	1,177,978	Nil	N/A	N/A
	200,000(3)	3.22	Nov. 13, 2014	1,292,544	Nil	N/A	N/A
	150,000(4)	3.59	May 26, 2015	913,594	Nil	N/A	N/A
	150,000(4)	8.02	June 29, 2016	249,696	Nil	N/A	N/A
DANIEL DICKSON	120,000(4)	3.59	May 26, 2015	730,875	Nil	N/A	N/A
	120,000(4)	8.02	June 29, 2016	199,757	Nil	N/A	N/A
GODFREY WALTON	50,000(3)	3.22	Nov. 13, 2014	323,136	Nil	N/A	N/A
	140,000(4)	3.59	May 26, 2015	852,687	Nil	N/A	N/A
	150,000(5)	8.02	June 29, 2016	249,696	Nil	N/A	N/A
DAVID HOWE	100,000(4)	3.59	May 26, 2015	609,062	Nil	N/A	N/A
	110,000(5)	8.02	June 29, 2016	183,110	Nil	N/A	N/A
BARRY DEVLIN	120,000(4)	3.59	May 26, 2015	730,875	Nil	N/A	N/A
	100,000(5)	8.02	June 29, 2016	166,464	Nil	N/A	N/A
________________________________
(1)	All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2011 exchange rate of Cdn.$1.00=U.S.$0.9792.
(2)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2011 (based on the Cdn.$9.89 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2011 exchange rate of Cdn.$1.00=U.S.$0.9792.

(3)	Options are fully vested.

(4)	Options vest as to 20% on each of May 26, 2010, November 26, 2010, May 26, 2011, November 26, 2011 and May 26, 2012.
(5)	Options vest as to 20% on each of June 29, 2011, December 29, 2011, June 29, 2012, December 29, 2012 and June 29, 2013.

Incentive plan awards—value vested or earned during the year

The following table sets out information for the Named Executive Officers on value of incentive awards vested or earned during the fiscal year ended December 31, 2011.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
BRADFORD COOKE	424,189	Nil	275,566(2)
DANIEL DICKSON	339,352	Nil	169,579(2)
GODFREY WALTON	399,142	Nil	244,275(2)
DAVID HOWE	336,120	Nil	150,000
BARRY DEVLIN	332,889	Nil	108,000
_______________________________
(1)	All option-based awards are made in Cdn.$. The value vested during the year has been translated at the exchange rate of Cdn.$1.00=U.S.$0.9792.
(2)	Amount paid/earned in Cdn.$ and translated to U.S.$ at the estimated exchange rate of Cdn.$1.00=U.S.$1.0094 at the time award was submitted to the Compensation Committee for approval.

Pension Plan Benefits

The Company and its subsidiaries do not have any pension plan arrangements in place.

Employment Agreements / Termination and Change of Control Benefits

The Company has employment agreements or arrangements which include change of control provisions with each of Bradford Cooke, Daniel Dickson, Godfrey Walton, David Howe and Barry Devlin and which have been approved by the Board of Directors. The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2011, the total cost to the Company of related payments to the NEOs is estimated at Cdn.$4,384,9142 (U.S.$4,293,7088). Estimated payments to individual NEOs are as described below assuming mentioned events had occurred on December 31, 2011. Cdn.$ denominated amounts have been translated using the December 31, 2011 exchange rate of Cdn.$1.00=U. S.$0.9792.

Bradford Cooke, Chairman and CEO

Mr. Cooke entered into an employment agreement dated January 1, 2008 with the Company (the “Cooke Agreement”). The Cooke Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Cooke Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Cooke Agreement, upon termination without cause, Mr. Cooke is entitled to receive approximately Cdn.$663,000 based on an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Cooke is entitled to receive, conditional on providing 3 months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an approximate maximum of Cdn.$370,500 based on an amount equal to 3 months’ estimated salary plus the pro rata amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 3 months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within 6 months of a change in control, Mr. Cooke is entitled to receive approximately Cdn.$1,399,725 based on an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Cooke Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

Daniel Dickson, CFO

The Board of Directors of the Company has approved the terms for an employment agreement between the Company and Daniel Dickson (the “Dickson Agreement”) with an indefinite term and provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation, and confidentiality provisions of indefinite application. Under the terms of the Dickson Agreement, upon termination without cause, Mr. Dickson is entitled to receive approximately Cdn.$408,000 based on an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Dickson is entitled to receive, conditional on providing 3 months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an approximate maximum of Cdn.$228,000 based on an amount equal to 3 months’ estimated salary plus the pro rata amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 3 months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within 6 months of a change in control, Mr. Dickson is entitled to receive approximately Cdn.$874,535 based on an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Dickson Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

Godfrey Walton, President and COO

Mr. Walton entered into an employment agreement dated January 1, 2008 with the Company (the “Walton Agreement”). The Walton Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Walton Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Walton Agreement, upon termination without cause, Mr. Walton is entitled to receive approximately Cdn.$587,600 based on an amount equal to his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. Upon voluntary resignation, Mr. Walton is entitled to receive, conditional on providing 3 months’ working notice and on a best efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors, an approximate maximum of Cdn.$328,400 based on an amount equal to 3 months’ estimated salary plus the pro rata amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 3 months. This amount assumes the entire prior year’s bonus would be paid. In the event of resignation or termination within 6 months of a change in control, Mr. Walton is entitled to receive approximately Cdn.$1,259,410 based on an amount equal to twice his estimated annual salary and vacation pay at the time of termination plus the amount of the previous two year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Walton Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

David Howe, VP Mexico Operations & Country Manager, Mexico

Mr. Howe entered into an employment agreement dated January 1, 2009 with the Company (the “Howe Agreement”). The Howe Agreement is for an indefinite term and contains provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation. The Howe Agreement also contains confidentiality provisions of indefinite application. Under the terms of the Howe Agreement, upon termination without cause, Mr. Howe is entitled to receive approximately U.S.$300,000 based on an amount equal to one-half of his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus. In the event of termination as a result of a change in control, Mr. Howe is entitled to receive approximately U.S.$484,615 based on an amount equal to his estimated annual salary plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Howe Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and for 12 months thereafter.

Barry Devlin, VP Exploration

The Board of Directors of the Company has approved the terms for an employment agreement between the Company and Barry Devlin (the “Devlin Agreement”) with an indefinite term and provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security based compensation, and confidentiality provisions of indefinite application. Under the terms of the Devlin Agreement, upon termination without cause, Mr. Devlin is entitled to receive approximately U.S.$216,000 based on an amount equal to one-half of his estimated annual salary at the time of termination plus the amount of the previous year’s annual bonus. In the event of termination as a result of a change in control, Mr. Devlin is entitled to receive approximately U.S.$348,923 based on an amount equal to his estimated annual salary plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 12 months. The Devlin Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and for 12 months thereafter.

Director Compensation

Discussion of Directors’ Compensation

The Company pays each director a retainer fee of Cdn.$6,000 per financial quarter with the lead director receiving an additional retainer of Cdn$1,250 per quarter. The Company pays each director Cdn.$1,300 for each Board of Directors and Audit Committee meeting attended and Cdn.$1,000 for each other committee meeting attended. In addition, the Company pays the chair of the Audit Committee Cdn.$2,500 per Audit Committee meeting and the chair of each other committee Cdn.$1,500 per committee meeting. Directors who are officers or employees are also paid these fees.

The Company has no pension plan or other arrangement for non-cash compensation to the Directors, except incentive stock options.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) during the financial year ended December 31, 2011. For directors who are Named Executive Officers, see “Executive Compensation—Summary Compensation Table”.

Name	Fees earned(1) ($)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
RICARDO CAMPOY	29,954	Nil	364,693	Nil	Nil	Nil	394,647
GEOFFREY HANDLEY	35,014	Nil	437,631	Nil	Nil	Nil	472,645
LEONARD HARRIS	25,805	Nil	364,693	Nil	Nil	Nil	390,498
REX MCLENNAN	31,371	Nil	364,693	Nil	Nil	Nil	396,064
MARIO SZOTLENDER	31,472	Nil	364,693	Nil	Nil	Nil	396,164

(1)	Amounts paid/earned in Cdn.$ and translated to U.S.$ at the yearly average exchange rate of Cdn.$1.00=U.S.$1.01196.
(2)

The grant date fair value for the options was calculated using the Black Scholes Model. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in Cdn.$ and translated to U.S.$ at the exchange rate in effect on the date of grant.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information on share-based and option-based awards to directors of the Company (other than directors who are Named Executive Officers) that were outstanding as at December 31, 2011.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the- money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
RICARDO CAMPOY	80,000(5)	3.59	July 9, 2015	487,250	Nil	N/A	N/A
	75,000(6)	8.02	June 29, 2016	124,848	Nil	N/A	N/A
GEOFFREY HANDLEY	80,000(4)	3.59	May 26, 2015	487,250	Nil	N/A	N/A
	90,000(6)	8.02	June 29, 2016	149,818	Nil	N/A	N/A
LEONARD HARRIS	75,000(3)	1.83	June 22, 2014	588,989	Nil	N/A	N/A
	125,000(3)	3.22	Nov. 13, 2014	807,840	Nil	N/A	N/A
	80,000(4)	3.59	May 26, 2015	487,250	Nil	N/A	N/A
	75,000(6)	8.02	June 29, 2016	124,848	Nil	N/A	N/A

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the- money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
REX MCLENNAN	80,000(4)	3.59	May 26, 2015	487,250	Nil	N/A	N/A
	75,000(6)	8.02	June 29, 2016	124,848	Nil	N/A	N/A
MARIO SZOTLENDER	75,000(3)	1.83	June 22, 2014	588,989	Nil	N/A	N/A
	125,000(3)	3.22	Nov. 13, 2014	807,840	Nil	N/A	N/A
	80,000(4)	3.59	May 26, 2015	487,250	Nil	N/A	N/A
	75,000(6)	8.02	June 29, 2016	124,848	Nil	N/A	N/A
____________________________________
(1)	All option-based awards are made in Cdn.$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2011 exchange rate of Cdn.$1.00=U.S.$0.9807.
(2)

Represents the difference between the market value of the Common Shares underlying the options on December 31, 2011 (based on the Cdn.$9.89 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2011 exchange rate of Cdn.$1.00=U.S.$0.9807.

(3)	Options are fully vested.
(4)	Options vest as to 20% on each of May 26, 2010, November 26, 2010, May 26, 2011, November 26, 2011 and May 26, 2012.
(5)	Options vest as to 20% on July 9, 2010, 20% on January 9, 2011, 20% on July 9, 2011, 20% on January 9, 2012 and 20% on July 9, 2012.
(6)	Options vest as to 20% on each of June 29, 2011, December 29, 2011, June 29, 2012, December 29, 2012 and June 29, 2013.

Incentive plan awards—value vested or earned during the year

The following table sets out information for directors of the Company (other than directors who are Named Executive Officers) on value of incentive awards vested or earned during the fiscal year ended December 31, 2011.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
RICAROD CAMPOY	161,637	Nil	Nil
GEOFFREY HANDLEY	229,466	Nil	Nil
LEONARD HARRIS	224,619	Nil	Nil
REX MCLENNAN	224,619	Nil	Nil
MARIO SZOTLENDER	224,619	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2011. The information shown for “Equity compensation plans approved by securityholders” relates to the Company’s Stock Option Plan and the Stock Bonus Plan as at December 31, 2011.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders (Stock Option Plan)	3,697,000	Cdn.$5.07	5,040,874(1)
Equity compensation plans approved by securityholders (Stock Bonus Plan)	3,600	N/A	246,400(2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,700,600		5,287,274(1)
_______________________
(1)

As at December 31, 2011, the total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan was 10% of the issued and outstanding Common Shares (being 8,737,874 Common Shares as at December 31, 2011). On April 23, 2012, the Board of Directors approved an amendment to the Stock Option Plan to change the maximum number of Common Shares that may be issuable under the Stock Option Plan from 10% to 7.5% of the issued and outstanding Common Shares from time to time.

(2)

The maximum number of Common Shares that may be issued under the Stock Bonus Plan in any calendar year is 250,000 Common Shares. Any Common Shares up to such maximum number that are not issued under the Stock Bonus Plan in any calendar year may not be carried forward for issuance in subsequent calendar years. Accordingly, 250,000 Common Shares are issuable under the Stock Bonus Plan in 2012.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein or as previously disclosed in a information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2011 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Reconfirmation of Stock Option Plan

On June 2, 2009, the shareholders approved Amendment No. 1 to the Company’s Stock Option Plan to, among other things, convert the Stock Option Plan from a “fixed number plan” into a “rolling 10% plan”. On April 23, 2012, the Board of Directors approved Amendment No.2 to the Stock Option Plan to decrease the maximum number of Common Shares that may be issuable thereunder from 10% to 7.5% of the total number of Common Shares that may be issued and outstanding at any time and from time to time.

The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer’s shareholders every three years after the date of initial shareholder approval of the compensation arrangement. Accordingly, at the Meeting, shareholders will be asked to reconfirm the Company’s Stock Option Plan (as amended by Amendment No.2) by approving the unallocated options that may be grantable thereunder.

A copy of the Stock Option Plan (as amended by Amendment No.2) may be obtained by sending a written request to the Company at the Company’s head office located at #301 700 West Pender Street, Vancouver, British Columbia V6C 1G8 or by telephoning the Company at at 877-685-9775 (toll free) or 604-685-9775. For a summary of the material terms of the Stock Option Plan, see “Executive Compensation – Compensation Discussion and Analysis - Option-based Awards”.

At the Meeting, shareholders will be asked to pass an ordinary resolution to reconfirm the Stock Option Plan as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	All unallocated options grantable under the Company’s Stock Option Plan (as amended by Amendment No.2) are hereby approved.

2.

The unallocated options grantable under the Company’s Stock Option Plan shall be re-approved by the shareholders of the Company on or before May 23, 2015, or such later date as may be permitted by the TSX.

3.	The Board of Directors of the Company is hereby authorized to make any revisions to the Stock Option Plan if and as required by the TSX and NYSE in order to give effect to this resolution.

4.

Any officer or director of the Company is authorized and directed to execute and deliver all such documents and instruments and to do all such acts in the opinion of such director or officer may be necessary or desirable to give effect to this resolution.”

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution. If the requisite shareholder approval is not obtained, no future option grants may be made under the Stock Option Plan and any previously granted option which has been cancelled may not be re-granted under the Stock Option Plan; however, any stock options which are issued and outstanding immediately prior to the Meeting will remain exercisable by the holder thereof.

Based on the issued and outstanding number of Common Shares of the Company as at the date hereof, a total of 6,603,076 Common Shares, representing 7.5% of the total issued and outstanding Common Shares, are available for issuance under the Stock Option Plan (as amended by Amendment No.2) in connection with options that are outstanding or that may be granted in the future. As at the date hereof, based on there being outstanding options to purchase a total of 3,676,800 Common Shares (representing approximately 4.18% of the outstanding Common Shares), 2,926,276 additional Common Shares (representing approximately 3.32% of the outstanding Common Shares) will be available for future option grants under the Stock Option Plan (as amended by Amendment No.2) assuming that the plan is renewed by the shareholders.

Reconfirmation of Stock Bonus Plan

The shareholders first approved the Company’s Stock Bonus Plan on June 2, 2009. The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Bonus Plan) be re-approved by an issuer’s shareholders every three years after the date of initial shareholder approval of the compensation arrangement. Accordingly, at the Meeting, shareholders will be asked to reconfirm the Company’s Stock Bonus Plan by approving the unallocated shares that may be issuable thereunder.

A copy of the Stock Bonus Plan was previously distributed to the shareholders with the Company’s information circular dated April 28, 2009 for the Company’s 2009 annual general meeting and is accessible on SEDAR under the Company’s profile (at www.sedar.com). A copy of the Stock Bonus Plan may also be obtained by sending a written request to the Company at the Company’s head office located at #301 700 West Pender Street, Vancouver, British Columbia V6C 1G8 or by telephoning the Company at 877-685-9775 (toll free) or 604-685-9775. For a summary of the material terms of the Stock Bonus Plan, see “Executive Compensation – Compensation Discussion and Analysis – Stock Bonus Plan”.

At the Meeting, shareholders will be asked to pass an ordinary resolution to reconfirm the Stock Bonus Plan as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	All unallocated shares issuable under the Company’s Stock Bonus Plan are hereby approved.

2.

The unallocated shares issuable under the Company’s Stock Bonus Plan shall be re-approved by the shareholders of the Company on or before May 23, 2015, or such later date as may be permitted by the TSX.

3.	The Board of Directors of the Company is hereby authorized to make any revisions to the Stock Bonus Plan if and as required by the TSX and NYSE in order to give effect to this resolution.

4.

Any officer or director of the Company is authorized and directed to execute and deliver all such documents and instruments and to do all such acts in the opinion of such director or officer may be necessary or desirable to give effect to this resolution.”

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution. If the requisite shareholder approval is not obtained, no future share issuances may be made under the Stock Bonus Plan; however, any shares which have been issued pursuant to the Share Bonus Plan immediately prior to the Meeting will not be required to be returned for cancellation.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial Information

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2011 which are available on SEDAR and may also be obtained by telephoning the Company at 877-685-9775 (toll free) or 604-685-9775.

Audit Committee Disclosure

Pursuant to National Instrument 52-110 on “Audit Committees” adopted by various Canadian securities regulatory authorities, disclosure relating to the Company’s Audit Committee is contained in Item 16.2 of the Company’s Annual Information Form dated March 29, 2012 for the financial year ended December 31, 2011 filed on SEDAR.

DATED as of the 23rd day of April, 2012.

BY ORDER OF THE BOARD

“Bradford J. Cooke”

BRADFORD J. COOKE
Chairman and CEO

APPENDIX A

ENDEAVOUR SILVER CORP.
(the “Company”)

CORPORATE GOVERNANCE DISCLOSURE

DISCLOSURE REQUIREMENTS	COMMENTS
Board of Directors
Disclose the identity of directors and proposed directors who are independent	Ricardo Campoy, Geoffrey Handley, Leonard Harris, Rex McLennan and Mario Szotlender are independent.
Disclose the identity of directors and proposed directors who are not independent, and describe the basis for that determination	Bradford Cooke – Executive officer of the Company Godfrey Walton – Executive officer of the Company
Disclose whether or not a majority of the directors are independent and whether or not a majority of the directors nominated for election will be independent. If the majority of directors or proposed directors are not independent, describe what the board of directors does or will do to facilitate its exercise of independent judgement in carrying out its responsibilities.	The Board is currently composed of seven directors (six of whom are nominated for re-election), the majority of whom is independent.

DISCLOSURE REQUIREMENTS	COMMENTS
If a director or proposed director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Ricardo Campoy — Forsys Metal Corp. General Moly Inc. White Tiger Gold Ltd.

Bradford Cooke — Canarc Resource Corp. Radius Gold Inc. Caza Gold Corp.
Geoffrey Handley — Eldorado Gold Corporation Mirabela Nickel Limited PanAust Limited
Leonard Harris          —      Aztec Metals Corp.
                                               Coronet Metals Inc.
                                               Canarc Resource Corp.
                                               Cardero Resource Corp.
                                               Golden Alliance Resources Corp.
                                               Golden Arrow Resources Corporation
                                               Indico Resources Limited
                                               Solitario Exploration & Royalty Corp.
Sulliden Gold Corporation Ltd.
Rex McLennan — European Uranium Resources Ltd.
Mario Szotlender — Focus Ventures Ltd. Fortuna Silver Mines Inc. Iron Creek Capital Corp. Magellan Minerals Ltd. Radius Gold Inc. Atico Mining Corporation
Godfrey Walton — Ethos Capital Corp.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors	The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.
Disclose whether or not the chair of the board is an independent director. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors

Bradford J. Cooke is the Chairman of the Board and, therefore, is not an independent director.

In view of the Chairman not being independent, Geoffrey Handley acts as the lead director. Geoffrey Handley is an ICSA Accredited Director (Acc.Dir.).

DISCLOSURE REQUIREMENTS	COMMENTS
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	The attendance record of each current director for all Board meetings held in 2011 was as follows:

Ricardo Campoy     —  3 of 3 meetings
Bradford Cooke      —  3 of 3 meetings
Geoffrey Handley   —  3 of 3 meetings
Leonard Harris       —  3 of 3 meetings
Rex McLennan       —  2 of 3 meetings
Mario Szotlender    —  3 of 3 meetings
Godfrey Walton     —  3 of 3 meetings

Other proceedings of the directors were effected by written consent resolutions signed by all of the directors.
Board Mandate
Disclose the text of the board’s written mandate	A copy of the full text of the Board’s Mandate can be viewed at www.sedar.com and is incorporated by reference herein. The following is a summary of the Board’s Mandate.

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

• the strategic planning process of the Company;
• identification and management of the principal risks associates with the business of the Company;
• planning for succession of management;
• the Company's policies regarding communications with its shareholders and others; and
• the integrity of the internal controls and management information systems of the Company.

Certain of the above matters are also dealt with or covered by the Company’s existing formal committees, being the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The President and COO and the Chairman and CEO are members of the Board, giving the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

DISCLOSURE REQUIREMENTS	COMMENTS
Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has approved a written position description for the Chairman, but has not yet completed written position descriptions for the chair of any Board committees. The Board is of the view that given the experience of the respective chairs of the Board committees, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time and, if further written position descriptions appear to be justified, they will be prepared.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board sets out the CEO’s role and responsibilities

The Board has not yet completed written position descriptions for the CEO or the COO. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members and the CEO, and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time and, if further written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i)    the role of the board, its committees
         and its directors; and
(ii)   the nature and operation of the
          issuer’s business

The Company’s general education programs are overseen by the Corporate Governance and Nominating Committee. See “Nomination of Directors” and “Other Board Committees” below for the responsibilities of the Corporate Governance and Nominating Committee.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors

As above

DISCLOSURE REQUIREMENTS	COMMENTS
Ethical Business Conduct
Disclose whether or not the board has adopted a written code for the directors, officers and employees.	The Board has adopted a written Code of Business and Ethics for the directors, officers and employees of the Company. A copy of the Code of Conduct is available on SEDAR at www.sedar.com.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest

Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct	The Company’s Code of Conduct provides that each employee is personally responsible for and it is their duty to report violations or suspected violations of the Code of Conduct and that no employee would be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Employees can discuss any breach or suspected breach of the Code of Conduct with their immediate superior or a member of the Board.
Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination	The Company’s director nomination program is overseen by the Corporate Governance and Nominating Committee.
Disclose whether or not the board has a nominating committee composed entirely of independent directors	The Corporate Governance and Nominating Committee is composed entirely of independent directors. Current members of the Corporate Governance and Nominating Committee are Geoffrey Handley (Chair), Leonard Harris and Mario Szotlender.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee	The Corporate Governance and Nominating Committee has a Charter which sets out the responsibilities, powers and operation of that Committee, the principal ones for selection and nomination of director nominees being:

(a)      In making its recommendations to the Board regarding director nominees, the Committee shall consider:
             (i)       the appropriate size of the Board,
             (ii)      the competencies and skills that the Board considers to
                        be necessary for the Board, as a whole, to possess,
             (iii)     the competencies and skills that the Board considers each
                        existing director to possess,
             (iv)     the competencies and skills each new nominee will bring to the Board, and

DISCLOSURE REQUIREMENTS	COMMENTS

             (v)      whether or not each new nominee can devote sufficient time and resources to the nominee’s duties as a director of the Company.
(b)      The Committee shall develop qualification criteria for Board members for recommendation to the Board. In conjunction with the Chair of the Board
           (or, if the Chair of the Board is not an independent director, any “lead director” of the Board), the Committee shall recommend Board members to the various committees of the Board.
(c)      The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have authority to approve the search firm’s fees and other retention terms. The Committee shall also have authority to engage and compensate any other outside advisor that it determines to be necessary to permit it to carry out its duties.
(d)      The Committee shall, in conjunction with the Chair of the Board (or, if the Chair of the Board is not an independent director, any lead director of the Board), oversee the evaluation of the Board and of the Company and make recommendations to the Board as appropriate.

Compensation
Describe the process by which the board determines compensation for the issuer’s directors and officers	The Company’s executive compensation program is overseen by the Compensation Committee.
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation	The Compensation Committee is composed entirely of independent directors. Current members of the Compensation Committee are Leonard Harris (Chair), Geoffrey Handley, Ricardo Campoy and Mario Szotlender.

The independent members do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a committee meeting, if a matter is more effectively dealt with without the presence of members of management, the compensation committee members ask members of management to leave the meeting, and the independent members then meet in camera.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee	A Compensation Committee Charter sets out the responsibilities, powers and operation of the Compensation Committee, the principal ones being:

•            Review and assess the adequacy of the Charter annually;
•            Review the adequacy and form of compensation of senior management;
•            Review and recommend to the Board of Directors for approval policies relating to compensation of the Corporation’s senior management and directors;
•            Review the performance of the Corporation’s senior management;
•            Review and approve the corporate goals and objectives relevant to CEO,
President and CFO and other senior officer’s compensation;

DISCLOSURE REQUIREMENTS	COMMENTS
• Review and make recommendations to the Board of Directors
             with respect to pension, stock option and other incentive
             plans for the benefit of senior management;
•            Oversee the administration of the Corporation’s employee stock option plan;
•            Report to the Board of Directors on all other matters and
             recommendations made by the Compensation Committee; and
•            Follow the process established by it for all committees of the
             Board for assessing the performance of the Committee.

The Compensation Committee meets as required, but at least annually. It reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Compensation Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.
If the compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Not applicable.
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the above-mentioned responsibilities, the Corporate Governance and Nominating Committee is also tasked with the following corporate governance responsibilities:

(a)      The Committee shall review and reassess at least annually
           the adequacy of the Company’s corporate governance
           procedures and recommend any proposed changes to the
           Board for approval. The Committee shall review and reassess the adequacy of this Charter annually and recommend any
           proposed changes to the Board for approval. The
           Committee shall annually review its own performance.

(b)      Maintain minutes of meetings and report to the Board on significant matters arising at Committee meetings at the next scheduled meeting of the Board.

DISCLOSURE REQUIREMENTS	COMMENTS

(c)      The Committee may form and delegate authority to subcommittees when appropriate.

(d)      The Committee shall review and recommend changes to the Board of the Company’s Code of Conduct, and shall consider any requests for waivers from the Company’s Code of Conduct. The Company shall make disclosure of such waivers of the Code of Conduct to Canadian securities regulatory authorities as required by law.

(e)      The Committee shall review annually or more often if appropriate:
           (i) Committee members’ qualifications and requirements,
           (ii) Committee structure (including authority to delegate) and
           (iii) Committee performance (including reporting to the Board).
           The Committee shall make recommendations to the Board, as appropriate based on its review.

(f)      The Committee shall receive comments from all directors and report annually to the Board with an assessment of the Board’s performance, which will be discussed with the full Board following the end of each fiscal year.

Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively	The Corporate Governance and Nominating Committee is tasked with assessing at least annually the effectiveness and contribution of the Board of Directors, its committees and individual directors. The assessment is conducted through formal, written questionnaires to each director. The Committee then reviews the completed questionnaires and provides a written report on its findings to the Board, including an assessment as to whether the Board and its directors are meeting their obligations under applicable securities legislation and are otherwise performing effectively.